On September 17, 2014, shareholders of the
Managed Futures Strategy and Global Managed
Futures Strategy Funds approved the appointment of
Federated Investment Management Company as a
sub-adviser to the Managed Futures Strategy and
Global Managed Futures Strategy Funds.  The
percentage of shares outstanding and entitled to
vote that were present by proxy were 50.45% for the
Managed Futures Strategy Fund and 50.78% for the
Global Managed Futures Strategy Fund.  The numbers
of shares voted were as follows
Managed Futures Strategy Fund
For Against Abstain Total
24,273,895  261,392  3,882,917  28,418,204
Global Managed Futures Strategy Fund
For Against Abstain Total
1,615,816   12,469  190,341  1,818,626